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                                                                  Exhibit (a)(4)

                                 [LOGO OF A.G. EDWARDS & SON, INC. APPEARS HERE]

January 5, 1999

Board of Directors
ExecuStay Corporation
7595 Rickenbacker Drive
Gaithersburg, MD 20879

Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to the stockholders other than (i) the controlling stockholders (as listed on schedule 2-1a of the Merger Agreement ("Controlling Stockholders")) and (ii) the Crow stockholders (as listed on schedule 2-1b of the Merger Agreement (the "Crow Stockholders"))) (the "Stockholders") of the common stock, $.01 par value (the "Shares"), of ExecuStay Corporation ("ExecuStay"), of the Transaction Consideration (as hereinafter defined) to be received by such Stockholders of ExecuStay in the proposed tender offer of the stock of ExecuStay and in the merger (collectively the "Transaction") of ExecuStay with and into an indirect wholly owned subsidiary of Marriott International, Inc. ("Marriott"), pursuant to the Merger Agreement by and among Marriott, a subsidiary of Marriott, and ExecuStay dated January 6, 1999 (the "Merger Agreement").

  Pursuant to the Merger Agreement, each of the Shares held by the Stockholders will be converted into the right to receive cash in the amount of $14.00 per Share paid in the manner set forth in the Merger Agreement (the "Transaction Consideration").

  A.G. Edwards & Sons, Inc. ("Edwards"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with ExecuStay through acting as ExecuStay's lead manager in the initial offering of ExecuStay's common stock as well as having acted as financial advisor in ExecuStay's purchase of Accommodations America, and having participated in certain of the negotiations leading to the Merger Agreement, and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We are not aware of any present or contemplated relationship between Edwards, ExecuStay, ExecuStay's directors and officers or its Stockholders, or Marriott, which, in our opinion, would affect our ability to render a fair and independent opinion in this matter.

  In connection with this opinion, we have among other things:

  (i) reviewed the Draft Merger Agreement, dated as of December 30, 1998, between Marriott and ExecuStay;

  (ii) reviewed ExecuStay's audited financial statements for the three fiscal years ended December 31, 1997;

  (iii) reviewed certain other internal financial analyses and forecasts for ExecuStay as prepared by the management of ExecuStay;

  (iv) held discussions with members of the management of ExecuStay regarding the past and current business operations, financial condition and future prospects of ExecuStay, as well as other matters;

  (v) compared certain financial information for ExecuStay with similar information for certain other companies the securities of which are publicly traded;

  (vi) reviewed the financial terms of certain recent business combinations in the interim housing, business services, and information technology industries; and

  (vii) performed such other studies and analysis as we considered appropriate.
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                                [LOGO OF A.G. EDWARDS & SON, INC. APPEARS HERE]


  In preparing our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by ExecuStay. We have not been engaged to, and therefore we have not verified, the accuracy or completeness of any such information. We have assumed that financial forecasts reflected the best currently available estimates and judgments of the management of ExecuStay as to the expected future financial performance of ExecuStay, and we have not independently verified such information or assumptions nor do we express any opinion with respect thereto. We have not made any independent valuation or appraisal of the assets or the liabilities of ExecuStay, nor have we been furnished with any such appraisals.

  In rendering our opinion, we have also assumed that the Transaction will be consummated on the terms contained in the Merger Agreement, without any waiver of any material terms or conditions by the Company. We have not reviewed any proxy or information statements or similar documents that may be prepared for use in connection with the Transaction.

  Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our opinion as expressed herein, in any event, is limited to the fairness, from a financial point of view, to the Stockholders of the terms of the Merger Agreement and does not constitute a recommendation to any Stockholders of ExecuStay as to whether such Stockholders should tender their shares as to how to vote at the stockholders' meeting held in connection with the Transaction.

  It is understood that this letter is for the information of the Board of Directors of ExecuStay only and may not be relied upon or used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in ExecuStay's Solicitation/Recommendation Statement in Schedule 14D-9 and/or in a proxy statement to the stockholders of ExecuStay. This opinion may not, however, be summarized, excepted from or otherwise publicly referred to without our prior written consent.

  Based upon and subject to the foregoing it is our opinion that, as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to the Stockholders of ExecuStay other than the Controlling and Crow Stockholders.

                                          Very truly yours,

                                          A.G. Edwards & Sons, Inc.


                                          /S/ Douglas E. Reynolds
                                             Douglas E. Reynolds
                                             Managing Director